EXHIBIT 99.1


                                [GRAPHIC OMITTED]
                             FRESENIUS MEDICAL CARE

Investor News                              Fresenius Medical Care AG & Co. KGaA
                                           Investor Relations
                                           Else-Kroner-Str. 1
                                           D-61352 Bad Homburg

                                           Contact:

                                           Oliver Maier
                                           ------------
                                           Phone:    + 49 6172 609 2601
                                           Fax       + 49 6172 609 2301
                                           E-mail:   ir@fmc-ag.com

                                           North America:
                                           Heinz Schmidt
                                           -------------
                                           Phone:    +  1 781 402 9000
                                                            Ext.: 4518
                                           Fax:      +  1 781 402 9741
                                           E-mail:   ir@fmc-ag.com

                                           Internet: http://www.fmc-ag.com
                                                     ---------------------

                                           February 22, 2006


                  Fresenius Medical Care reports Fourth Quarter
                           and Full Year 2005 Results

Excellent Full Year 2005:
------------------------

The Company exceeded its financial targets, achieved record earnings and proposes its 9th consecutive annual dividend increase.

Net Revenue                                           $ 6,772 million     +  9%

Operating Income (EBIT)                                 $ 939 million     + 10%
Operating Income (EBIT) excluding one-time-costs        $ 961 million     + 13%

Net Income                                              $ 455 million     + 13%
Net Income excluding one-time-costs                     $ 472 million     + 17%

Dividend Proposal Ordinary Share                          (euro) 1.23     + 10%
                  Preference Share                        (euro) 1.29     +  9%

Fresenius Medical Care AG & Co. KGaA, February 22, 2006                  1 of 17

Bad Homburg, Germany - February 22, 2006 - Fresenius Medical Care AG & Co. KGaA ("the Company") (Frankfurt Stock Exchange: FME, FME3) (NYSE: FMS, FMS-p), the world's largest provider of Dialysis Products and Services, today announced its results for the fourth quarter and full year of 2005.

Fourth Quarter 2005:
--------------------

Revenue

Total revenue for the fourth quarter 2005 compared to the fourth quarter 2004 increased by 8% (10% at constant currency) to $1,772 million. The organic growth rate worldwide was 9%. Dialysis Services revenue grew by 8% to $1,257 million (8% at constant currency) in the fourth quarter of 2005. Dialysis Products revenue increased by 9% to $516 million (13% at constant currency) in the same period.

North America revenue increased by 9% to $1,194 million. Dialysis Services revenue increased by 7% to $1,049 million. Average revenue per treatment for the U.S. clinics increased by 4% to $302 in the fourth quarter 2005, as compared to $290 for the same quarter in 2004. Dialysis Products revenue increased by 22% to $145 million led by strong sales of our 2008K hemodialysis machines and dialyzers.

International revenue was $578 million, an increase of 7% (12% at constant currency) as compared to the fourth quarter of 2004. Dialysis Services revenue reached $208 million, an increase of 11% (15% at constant currency). Dialysis Products revenue increased by 5% to $370 million (10% at constant currency).

Earnings

Operating income (EBIT) increased by 7% to $244 million. Operating income for the fourth quarter 2005 includes $14 million of one-time costs associated with the transformation of Fresenius Medical Care's legal form into a Kommanditgesellschaft auf Aktien (or KGaA, a partnership limited by shares) and related legal fees and costs concerning the settlement of shareholder litigation.

Fresenius Medical Care AG & Co. KGaA, February 22, 2006                  2 of 17

Excluding one-time costs, operating income for the fourth quarter 2005 increased by 14% to $258 million. This very good performance resulted in an operating margin of 14.6% as compared to 13.9% for the same quarter in 2004.

Compared to the fourth quarter 2004, the operating margin in North America increased by 50 basis points to 14.5%. In our International segment, the operating margin increased by 210 basis points to 17.4%. Our strong operational performance in the International segment was positively impacted by better production efficiencies, a favorable reimbursement environment in major dialysis service countries and foreign currency gains.

Net interest expense remained unchanged at $46 million for the fourth quarter of 2005 as compared to the same quarter in 2004.

Income tax expense was $82 million in the fourth quarter of 2005, as compared to $72 million in the fourth quarter of 2004, reflecting effective tax rates of 41.3% and 39.8%, respectively.

Net income for the fourth quarter 2005 was $116 million, an increase of 7%. Excluding one-time costs, net income increased by 18% to $127 million.

Earnings per share (EPS) for the fourth quarter of 2005 rose by 5% to $1.18 per ordinary share ($0.39 per American Depositary Share (ADS)), as compared to $1.12 ($0.37 per ADS) for the fourth quarter of 2004. The weighted average number of shares outstanding for the fourth quarter of 2005 was approximately 97.6 million shares, as compared to 96.3 million shares for the fourth quarter 2004. The increase in shares outstanding results from stock option exercises in 2005.

Fresenius Medical Care AG & Co. KGaA, February 22, 2006                  3 of 17

Cash Flow

In the fourth quarter of 2005, the Company generated $200 million in net cash from operations, or 11.3% of revenue, which is at the high end of our expectations.

A total of $135 million, net of disposals, was used for capital expenditures. Free Cash Flow before acquisitions was $65 million for the fourth quarter of 2005. Days Sales Outstanding (DSO) in the fourth quarter of 2005 remained unchanged at 82 days from the third quarter of 2005 as a result of strong cash collection efforts. A total of $39 million in cash was used for acquisitions.


Full Year 2005:
--------------

Earnings and Revenue

For the full year 2005, net income was $455 million, up 13% from 2004. Excluding one-time costs, net income increased by 17% to $472 million.

Net revenue was $6,772 million, up 9% compared to 2004. Adjusted for currency, net revenue rose 8%.

Operating income (EBIT) increased by 10% to $939 million. Operating income for the full year 2005 includes $22 million of one-time costs associated with the transformation of Fresenius Medical Care's legal form into a Kommanditgesellschaft auf Aktien and related legal fees and costs concerning the settlement of shareholder litigation.

Excluding one-time costs, operating income increased by 13% to $961 million, resulting in an operating margin of 14.2% as compared to 13.7% for the year 2004.

Net interest expense for the full year 2005 decreased by 6% to $173 million. Income tax expense was $309 million for the full year as compared to $265 million in 2004. This reflects an effective tax rate of 40.3% for 2005.

Fresenius Medical Care AG & Co. KGaA, February 22, 2006                  4 of 17

For the full year 2005, earnings per ordinary share rose by 13% to $4.68 ($1.56 per ADS). The weighted average number of shares outstanding during 2005 was approximately 96.8 million.

Cash Flow

Cash from operations during the full year 2005 was $670 million as compared to $828 million for 2004. This decrease was mainly due to income tax payments for prior years in Germany and North America, and a reduction in cash generated due to a slower rate of DSO improvement this year.

A total of $297 million was used for capital expenditures, net of disposals. Free Cash Flow before acquisitions for 2005 was $373 million as compared to $567 million in 2004. Net cash used for acquisitions was $125 million in 2005.

For a complete overview of the fourth quarter and the full year 2005, please refer to the appendix.

Patients - Clinics - Treatments

As of December 31, 2005, Fresenius Medical Care treated approximately 131,450 patients worldwide, which represents a 6% increase in patients. North America provided dialysis treatments for more than 89,300 patients (up 3%) and the International segment served approximately 42,150 patients (up 11%).

As of December 31, 2005, the Company operated a total of 1,680 clinics worldwide, comprised of 1,155 clinics, an increase of 2% in North America, and 525 clinics, an increase of 11%, in the International segment.

Fresenius Medical Care delivered approximately 19.73 million dialysis treatments worldwide in 2005, which represents an increase of 5% year over year. North America accounted for 13.47 million treatments, an increase of 4%, and the International segment delivered 6.26 million treatments, an increase of 8% over last year.

Fresenius Medical Care AG & Co. KGaA, February 22, 2006                  5 of 17

Dividends

The Company will continue to follow an earnings-driven dividend policy. For the ninth consecutive year, shareholders can expect to receive an increased annual dividend for the fiscal year 2005. At the Annual General Meeting to be held on May 09, 2006, shareholders will be asked to approve a dividend of (euro) 1.23 per ordinary share, an increase of 10% from 2004 ((euro) 1.12) and (euro) 1.29 per preference share, an increase of 9% from 2004 ((euro) 1.18).

Renal Care Group Acquisition

On February 15, 2006, the Company announced that its wholly-owned subsidiary, Fresenius Medical Care Holdings, Inc. and Renal Care Group, Inc. (RCG) have signed an agreement to sell a total of approximately 100 dialysis clinics to National Renal Institutes, Inc., a wholly-owned subsidiary of DSI Holding Company, Inc. The purchase price for the clinics is approximately $450 million to be paid in cash, subject to post-closing adjustments for working capital and other routine matters. The sale of the clinics is expected to close shortly after the completion of Fresenius Medical Care's acquisition of Renal Care Group, Inc.

The execution of this agreement is an important step toward concluding the review by the United States Federal Trade Commission (FTC) of Fresenius Medical Care's acquisition of Renal Care Group. The completion of the merger with Renal Care Group is targeted to close on or before March 31, 2006, subject to meeting all closing conditions including final approval by the FTC.

Fresenius Medical Care AG & Co. KGaA, February 22, 2006                  6 of 17

Transformation of Legal Form to a KGaA and Conversion of Preference Shares into Ordinary Shares

Within the 4-week tender period ended February 3, 2006, approximately 96% of all outstanding preference shares were tendered for conversion into ordinary shares. This includes tenders of roughly 92% of outstanding preference shares represented by American Depositary Shares (ADS). The transformation into a Kommanditgesellschaft auf Aktien (KGaA - partnership limited by shares) and the conversion of preference shares into ordinary shares became effective upon registration with the commercial register of the local court (Amtsgericht) in Hof an der Saale (Germany) on Friday evening, February 10, 2006.

As of February 10, 2006, the share capital of Fresenius Medical Care AG & Co. KGaA consists of 96,629,422 ordinary bearer shares and 1,132,757 non-voting preference bearer shares.


Outlook for 2006

For the full year 2006, the Company expects revenue growth at constant currencies of approximately 25% on a pro forma basis, giving effect to the RCG merger as compared to 2005 reported revenues. Pro forma amounts assume consolidation of RCG's operations into Fresenius Medical Care for the full twelve months of 2006. For the full year 2006, the Company expects to report revenue of more than $8 billion.

The Company's projected net income growth on a pro forma basis for 2006 is expected to be between 10 and 15 percent, based on the $472 million net income excluding one-time costs, achieved in 2005.

Guidance provided by the Company does not take into effect any expected one-time items and the change of accounting principle for stock options - SFAS 123(R) in the fiscal year 2006. The Company expects the after tax impact of the one-time items and SFAS 123(R) to be around $50 million.

Fresenius Medical Care AG & Co. KGaA, February 22, 2006                  7 of 17

In addition in 2006, the Company expects capital expenditures on a pro forma basis to be approximately $450 million, and approximately $100 million for acquisitions.

Ben Lipps, Chief Executive Officer of Fresenius Medical Care, commented: "Once again, we have exceeded our financial targets and achieved record earnings. Our financial performance shows the continued strength of our business segments worldwide. In addition, we are proposing our ninth consecutive annual dividend increase. Having now selected a qualified and committed buyer for the clinics to be divested, we are focusing on the completion of the RCG transaction, which is targeted to close on or before March 31, 2006, subject to meeting all closing conditions including final approval by the FTC. We are clearly well positioned for the future. "

Video Webcast

Fresenius Medical Care will hold an analyst meeting at its headquarters in Bad Homburg, Germany, to discuss the results of the fourth quarter and full year of 2005 on February 22, 2006, at 3.15 p.m. CET / 9.15 a.m. EST. The Company invites investors to view the live video webcast of the meeting at the Company's website www.fmc-ag.com in the "Investor Relations" section. A replay will be available shortly after the meeting.


Fresenius Medical Care is the world's largest, integrated provider of products and services for individuals undergoing dialysis because of chronic kidney failure, a condition that affects more than 1,400,000 individuals worldwide. Through its network of approximately 1,680 dialysis clinics in North America, Europe, Latin America, Asia-Pacific and Africa, Fresenius Medical Care provides dialysis treatment to approximately 131,450 patients around the globe. Fresenius Medical Care is also the world's leading provider of dialysis products such as hemodialysis machines, dialyzers and related disposable products. For more information about Fresenius Medical Care visit the Company's website at www.fmc-ag.com.

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA's reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.

Fresenius Medical Care AG & Co. KGaA, February 22, 2006                  8 of 17

Fresenius Medical Care                       Three Months Ended                              Twelve Months Ended
Statement of Earnings                           December 31,                                    December 31,
---------------------------------------------------------------------------------------------------------------------------------
(in US-$ thousands, except                   2005            2004        % Change            2005            2004        % Change
share and per share data)
Net revenue
Dialysis Care                           1,256,776       1,167,186             7.7%      4,866,833       4,501,197             8.1%
Dialysis Products                         515,594         472,840             9.0%      1,904,986       1,726,805            10.3%
Total net revenue                       1,772,370       1,640,026             8.1%      6,771,819       6,228,002             8.7%

Cost of revenue                         1,158,267       1,078,358             7.4%      4,439,154       4,142,117             7.2%
Gross profit                              614,103         561,668             9.3%      2,332,665       2,085,885            11.8%
Selling, general and administrative       359,390         321,050            11.9%      1,342,792       1,182,176            13.6%
Research and development                   10,859          13,195           -17.7%         50,955          51,364            -0.8%
Operating income (EBIT)                   243,854         227,423             7.2%        938,918         852,345            10.2%

Interest income                            (6,913)         (3,510)           96.9%        (18,187)        (13,418)           35.5%
Interest expense                           53,344          49,897             6.9%        191,379         197,164            -2.9%
Interest expense, net                      46,431          46,387             0.1%        173,192         183,746            -5.7%
Earnings before income taxes
and minority interest                     197,423         181,036             9.1%        765,726         668,599            14.5%
Income tax expense                         81,592          72,027            13.3%        308,748         265,415            16.3%
Minority interest                             299             819           -63.5%          2,026           1,186            70.8%
Net income                                115,532         108,190             6.8%        454,952         401,998            13.2%

Operating income (EBIT)                   243,854         227,423             7.2%        938,918         852,345            10.2%
Depreciation and amortization              68,153          61,219            11.3%        251,452         232,586             8.1%
EBITDA                                    312,007         288,642             8.1%      1,190,370       1,084,931             9.7%

Total bad debt expenses                    38,732          36,729                         140,799         131,257

Earnings per Ordinary share           $      1.18     $      1.12             5.4%    $      4.68     $      4.16            12.6%
Earnings per Ordinary ADS             $      0.39     $      0.37             5.4%    $      1.56     $      1.39            12.6%

Earnings per Preference share         $      1.20     $      1.14             5.1%    $      4.75     $      4.23            12.4%
Earnings per Preference ADS           $      0.40     $      0.38             5.1%    $      1.58     $      1.41            12.4%

Weighted average number
of shares
Ordinary shares                        70,000,000      70,000,000                      70,000,000      70,000,000
Preference shares                      27,610,971      26,278,118                      26,789,816      26,243,059

Percentages of revenue
Cost of revenue                              65.4%           65.8%                           65.6%           66.5%
Gross profit                                 34.6%           34.2%                           34.4%           33.5%
Selling, general and administrative          20.3%           19.6%                           19.8%           19.0%
Research and development                      0.6%            0.8%                            0.8%            0.8%
Operating income (EBIT)                      13.8%           13.9%                           13.9%           13.7%

Interest expense, net                         2.6%            2.8%                            2.6%            3.0%
Earnings before income taxes
and minority interest                        11.1%           11.0%                           11.3%           10.7%
Income tax expense                            4.6%            4.4%                            4.6%            4.3%
Minority interest                             0.0%            0.0%                            0.0%            0.0%
Net income                                    6.5%            6.6%                            6.7%            6.5%

EBITDA                                       17.6%           17.6%                           17.6%           17.4%
---------------------------------------------------------------------------------------------------------------------------------

Fresenius Medical Care AG & Co. KGaA, February 22, 2006                  9 of 17

Fresenius Medical Care                      Three Months Ended                               Twelve Months Ended
Segment and Other Information                   December 31,                                    December 31,
---------------------------------------------------------------------------------------------------------------------------------
(in US-$ million)                            2005            2004(1)     % Change            2005            2004(1)     % Change
Net revenue
North America                               1,194           1,099             8.7%          4,578           4,248             7.7%
International                                 578             541             6.9%          2,194           1,980            10.8%
Total net revenue                           1,772           1,640             8.1%          6,772           6,228             8.7%

Operating income (EBIT)
North America                                 173             154            12.4%            644             587             9.6%
International                                 101              83            22.0%            362             300            20.6%
Corporate                                     (30)            (10)          228.0%            (67)            (35)           89.9%
Total operating income (EBIT)                 244             227             7.2%            939             852            10.2%

Operating income (EBIT)
in percentage of revenue
North America                                14.5%           14.0%                           14.1%           13.8%
International                                17.4%           15.3%                           16.5%           15.2%
Total                                        13.8%           13.9%                           13.9%           13.7%

Employees
Full-time equivalents                                                                      47,521          44,526
---------------------------------------------------------------------------------------------------------------------------------

(1) The management responsibility for the Mexican business has been transferred from the segment International to the segment North America starting January 1, 2005. 2004 segment information has been restated accordingly.

Fresenius Medical Care AG & Co. KGaA, February 22, 2006                 10 of 17

Fresenius Medical Care
Reconciliation of non US-GAAP
financial measures to the most
directly comparable US-GAAP                  Three Months Ended                              Twelve Months Ended
financial measures                              December 31,                                    December 31,
---------------------------------------------------------------------------------------------------------------------------------
(in US-$ million)                            2005            2004(1)     % Change            2005            2004(1)     % Change
Operating performance
before one-time costs(2)
Operating income (EBIT)                       244             227               7%            939             852              10%
One-time costs(3)                             (14)             (0)                            (22)             (0)
Operating income (EBIT)
excluding one-time costs(2)                  (258)           (227)             14%           (961)           (852)             13%
Percent of revenue                           14.6%           13.9%                           14.2            13.7

Net income                                    116             108               7%            455             402              13%
One-time costs(3)                             (11)             (0)                            (17)             (0)
Net income
excluding one-time costs(2)                  (127)           (108)             18%           (472)           (402)             17%

Annualized EBITDA
Operating income (EBIT)
last twelve months                                                                            939             852
Depreciation and amortization
last twelve months                                                                            251             233
Non-cash charges                                                                               14              13
Annualized EBITDA                                                                           1,204           1,098

Segment information
North America
Net revenue                                 1,194           1,099
Costs of revenue and
research and development                      838             782
Selling, general and administrative           183             163
Costs of revenue and
operating expenses                          1,021             945
Operating income (EBIT)                       173             154

Dialysis Products revenue
incl. and excl. internal sales
North America
Dialysis Products revenue
incl. internal sales                          237             212
less internal sales                           (92)            (92)
Dialysis Products external sales              145             120
International
Dialysis Products revenue
incl. internal sales                          421             391
less internal sales                           (51)            (38)
Dialysis Products external sales              370             353
---------------------------------------------------------------------------------------------------------------------------------

(1) The management responsibility for the Mexican business has been transferred from the segment International to the segment North America starting January 1, 2005. 2004 segment information has been restated accordingly.
(2) These non US-GAAP financial measures are provided to assist readers in evaluation of Fresenius Medical Care's underlying operating performance before this non-recurring item.
(3) One-time costs for transformation of legal form and the settlement and related legal fees of the shareholders suit.

Fresenius Medical Care AG & Co. KGaA, February 22, 2006                 11 of 17

Fresenius Medical Care
Balance Sheet                                                             December 31,    December 31,
------------------------------------------------------------------------------------------------------
(in US-$ million)                                                                 2005            2004
Assets
Current assets                                                                   2,461           2,446
Intangible assets                                                                4,043           4,047
Other non-current assets                                                         1,479           1,469
Total assets                                                                     7,983           7,962

Shareholders' equity and liabilities
Current liabilities                                                              1,578           1,938
Long-term liabilities                                                            2,431           2,389
Shareholders' equity                                                             3,974           3,635
Total Shareholders' equity and liabilities                                       7,983           7,962

Equity/assets ratio:                                                                50%             46%


Debt
Short-term borrowings                                                              151             419
Short-term borrowings from related parties                                          19               6
Current portion of long-term debt and capital lease obligations                    126             230
Long-term debt and capital lease obligations, less current portion                 707             545
Trust Preferred Securities                                                       1,188           1,279
Total debt                                                                       2,191           2,479
------------------------------------------------------------------------------------------------------

Fresenius Medical Care AG & Co. KGaA, February 22, 2006                 12 of 17

Fresenius Medical Care
Cash Flow Statement                                                               2005            2004
------------------------------------------------------------------------------------------------------
Twelve Months Ended December 31,
(in US-$ million)
Operating activities
Net income                                                                         455             402
Depreciation / amortization                                                        251             233
Change in working capital and other non-cash items                                 (36)            193
Cash Flow from operating activities                                                670             828

Investing activities
Purchases of property, plant and equipment                                        (315)           (279)
Proceeds from sale of property, plant and equipment                                 18              18
Capital expenditures, net                                                         (297)           (261)
Free Cash Flow                                                                     373             567

Acquisitions, net of cash acquired                                                (125)           (104)
Free Cash Flow after investing activities                                          248             463

Financing activities
Change in accounts receivable securitization program                              (242)            178
Change in intercompany debt                                                         14             (24)
Change in other debt                                                                65            (488)
Proceeds from exercise of stock options                                             80               4
Dividends paid                                                                    (137)           (122)
Cash Flow from financing activities                                               (220)           (452)

Effects of exchange rates on cash                                                   (2)              0
Net increase in cash                                                                26              11

Cash at beginning of period                                                         59              48
Cash at end of period                                                               85              59
------------------------------------------------------------------------------------------------------

Fresenius Medical Care AG & Co. KGaA, February 22, 2006                 13 of 17

Fresenius Medical Care
Quarterly Performance Scorecard - Revenue
-------------------------------------------------------------------------------------------------------
Three months ended December 31,                    2005             cc             2004(1)          cc
(in US-$ thousands, except
per-treatment revenue)
North America
Net revenue                                   1,194,127                       1,098,878
Growth year-over-year                               8.7%                           10.1%

Dialysis Care                                 1,048,708                         979,329
Growth year-over-year                               7.1%                           10.3%
U.S. per treatment                                  302                             290
Per treatment                                       299                             288
Sequential growth                                   1.0%                           -0.6%
Growth year-over-year                               3.7%                            3.6%

Dialysis Products
incl. internal sales                            237,281                         212,148
Growth year-over-year                              11.8%                            0.3%
External sales                                  145,419                         119,549
Growth year-over-year                              21.6%                            8.5%

International
Net revenue                                     578,244                         541,149
Growth year-over-year                               6.9%           12.2%           19.2%           10.5%

Dialysis Care                                   208,069                         187,858
Growth year-over-year                              10.8%           15.4%           25.7%           16.8%
Per treatment                                       127             133             126             117
Sequential growth                                  -2.0%                            5.5%
Growth year-over-year                               0.7%            4.9%           19.8%           11.3%

Dialysis Products
incl. internal sales                            421,368                         390,829
Growth year-over-year                               7.8%           13.4%           15.0%            6.5%
External sales                                  370,175                         353,291
Growth year-over-year                               4.8%           10.4%           16.0%            7.5%
-------------------------------------------------------------------------------------------------------

cc = at constant exchange rates

(1) The management responsibility for the Mexican business has been transferred from the segment International to the segment North America starting January 1, 2005. 2004 segment information has been restated accordingly.

Fresenius Medical Care AG & Co. KGaA, February 22, 2006                 14 of 17

Fresenius Medical Care
Quarterly Performance Scorecard - Dialysis Care Volume
-------------------------------------------------------------------------------------------
Three months ended December 31,                                        2005            2004(1)
North America
Number of treatments                                              3,435,057       3,319,767
Treatments per day                                                   43,477          42,018
Per day sequential growth                                               0.1%            1.2%
Per day year-over-year growth                                           3.5%            3.7%
of which:
 - Acquisitions                                                         1.4%            1.1%
 - Same store growth year-over-year                                     2.8%            3.4%
 - Adjustment for closed/sold facilities, yield and other              -0.7%           -0.8%

International
Number of treatments                                              1,634,687       1,485,863
Same store growth year-over-year                                        7.6%            3.3%
-------------------------------------------------------------------------------------------

Fresenius Medical Care
Quarterly Performance Scorecard - Expenses
-------------------------------------------------------------------------------------------
Three months ended December 31,                                        2005            2004(1)
North America
Costs of revenue and operating expenses
Percent of revenue                                                     85.5%           86.0%
Selling, general and administrative
Percent of revenue                                                     15.3%           14.9%
Bad debt expenses
Percent of revenue                                                      3.1%            2.6%
Dialysis Care operating expenses/Treatment (in US-$)                    256             250
Sequential growth                                                       0.8%           -0.7%
Growth year-over-year                                                   2.5%            4.2%

Total Group
Costs of revenue and operating expenses
Percent of revenue                                                     86.2%           86.1%
Selling, general and administrative
Percent of revenue                                                     20.3%           19.6%
Effective tax rate                                                     41.3%           39.8%
-------------------------------------------------------------------------------------------

(1) The management responsibility for the Mexican business has been transferred from the segment International to the segment North America starting January 1, 2005. 2004 segment information has been restated accordingly.

Fresenius Medical Care AG & Co. KGaA, February 22, 2006                 15 of 17

Fresenius Medical Care
Quarterly Performance Scorecard - Cash Flow/Investing Activities
-----------------------------------------------------------------------------
Three months ended December 31,                         2005             2004(1)
(in US-$ thousands, except number of de novos)

Total Group
Operating Cash Flow                                  200,314          267,793
Percent of revenue                                      11.3%            16.3%

Free Cash Flow, before acquisitions                   64,840          150,534
Percent of revenue                                       3.7%             9.2%

Acquisitions, net                                     39,244           30,512

Capital expenditures, net                            135,474          117,259
Percent of revenue                                       7.6%             7.1%

Maintenance(2)                                       (61,161)         (35,474)
Percent of revenue                                       3.5%             2.2%

Growth                                                74,313           52,400
Percent of revenue                                       4.2%             3.2%

Lease Buy-Out                                             --           29,385
Percent of revenue                                        --              1.8%

Number of de novos                                        14               17
North America                                              6               10
International                                              8                7
-----------------------------------------------------------------------------


Fresenius Medical Care
Quarterly Performance Scorecard - Balance Sheet
-----------------------------------------------------------------------------
Three months ended December 31,                         2005             2004(1)

Total Group
Debt (in US-$ million)                                 2,191            2,479
Debt/EBITDA                                              1.8              2.3

North America
Days sales outstanding                                    63               67
Sequential development                                   0.0%             1.5%
Year-over-year development                              -6.0%            -6.9%

International
Days sales outstanding                                   120              119
Sequential development                                  -1.6%            -4.0%
Year-over-year development                               0.8%            -6.3%
-----------------------------------------------------------------------------

(1) The management responsibility for the Mexican business has been transferred from the segment International to the segment North America starting January 1, 2005. 2004 segment information has been restated accordingly. 2) Replacement and modernization of existing assets.

Fresenius Medical Care AG & Co. KGaA, February 22, 2006                 16 of 17

Fresenius Medical Care
Quarterly Performance Scorecard
-------------------------------------------------------------------------------------------
Three months ended December 31,                                        2005            2004
Clinical Performance
North America (U.S.)
Urea reduction >= 65%                                                    91%             91%
Single Pool Kt/v > 1.2                                                   94%             94%
Hemoglobin >= 11g/dl                                                     82%             82%
Albumin >= 3.5 g/dl*                                                     79%             80%
Hospitalization days per patient (12 months ending Dec. 31,)           11.9            13.1


Demographics
North America (U.S.)
Average age (yr)                                                         61              61
Average time on dialysis (yr)                                           3.4             3.4
Average body weight (kg)                                                 77              77
Prevalence of diabetes                                                   52%             52%
-------------------------------------------------------------------------------------------

*   International standard BCR CRM470

Fresenius Medical Care AG & Co. KGaA, February 22, 2006                 17 of 17